Exhibit 4.3

Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(6) of Regulation S-K due to personal privacy concerns. Redacted information is indicated by: [***]

LICENSE AGREEMENT

This License Agreement (“License Agreement”) is made this 20th day of January, 2017 (the “Effective Date”) by and between Meros Polymers Inc., a company incorporated under the laws of Alberta, with a principal place of business at 1700 Enbridge Centre, 10175 — 101 Street NW, Edmonton, Alberta T5J 0H3, Canada (“Meros”), and Cardiol Therapeutics Inc. (“Cardiol”) a company incorporated under the laws of Ontario, with a principal place of business at 2275 Upper Middle Road East, Suite 101, Oakville, Ontario, L6H 0C3 (together with any Affiliate to which this Agreement may be assigned pursuant to Section 18.8 hereof). For purposes hereof, Meros and Cardiol. are each referred to hereinafter individually as a “Party” and together as the “Parties”. For purposes hereof, capitalized terms not otherwise defined herein shall have the meanings assigned such terms in Article 1 hereof, or as otherwise indicated.

WHEREAS Meros is the owner of or otherwise Controls the Meros Technology and is prepared to grant an exclusive sub-license of the Meros Technology, within the Field of Use;

WHEREAS Cardiol desires to sub-license the Meros Technology, as identified herein, on the terms and conditions stipulated in this Agreement;

WHEREAS Meros has agreed to assist Cardiol in the Development of the Project Product, as identified herein, on the terms and conditions described in this Agreement;

NOW THEREFORE in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	DEFINITIONS

Whenever used in this Agreement with an initial capital letter, the terms defined in this Article 1 shall have the meanings specified.

“Affiliate” shall mean, with respect to a Party or a Third Party, any individual, corporation, firm, limited liability company, partnership, trust or other entity which directly controls or is controlled by or is under common control with such Party or Third Party. “Control” for purposes of this definition only means ownership, directly or indirectly through one or more Affiliates, of more than fifty percent (>50%) of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or more than fifty percent (>50%) of the equity interests in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby such Party or Third Party controls or has the right to control the Board of Directors or equivalent governing body of a corporation or other entity.

“Agreement” shall mean this Sub-License Agreement.

“Cannabinoids” shall mean a broad range of chemical compounds including the following:

1.Phytocannabinoids: a group of C21 terpenophenolic compounds found in the Cannabis sativa plant, and either extracted from the plant tissue or chemically synthesized. This comprises 10 sub-classes of such compounds and includes the 57 structures as specified in Brenneisen

(Brenneisen R. Chemistry and analysis of phytocannabinoids and other Cannabis constituents. In `Marijuana and the Cannabinoids’, ElSohley M.A. Humana Press, Totowa, New Jersey, pp17-49, 2007).

2.Endocannabinoids: endogenous molecules that show prime pharmacological activity and that bind to the cannabinoid receptors CB1 and/or CB2, and synthetic forms thereof, including:

3.Other natural and/or synthetic molecules that show prime pharmacological activity and that bind to the CB1 and/or CB2 receptors.

“Cardiol Improvements” shall mean any enhancement, invention or discovery created, conceived, identified, or reduced to practice by or on behalf of Cardiol, without the collaboration or assistance of Meros or its Affiliates, that constitutes an improvement to the subject matter of the Meros Technology, whether or not patentable.

“Cardiol Intellectual Property” or “Cardiol IP” shall mean Cardiol Improvements, Cardiol Know-How and any patents that Cardiol files for an invention arising out of the Development.

“Cardiol Know-How” shall mean and include any and all unpatented proprietary ideas, inventions, discoveries, Confidential Information, data, results, formulae, designs, specifications, scientific methods, business plans and methods, processes, formulations, techniques, ideas, know-how, technical information (including, without limitation, structural and functional information), process information, pre-clinical information, clinical information, and any and all proprietary biological, chemical, pharmacological, toxicological, pre-clinical, clinical, assay, control and manufacturing data Controlled by Cardiol or one of its Affiliates.

“Cardiol Indemnitees” shall have the meaning for such term set forth in Section 14.3.

“Confidential Information” shall mean, with respect to a Party receiving the information (the “Receiving Party”) all information, which is disclosed by the other Party or any of the other Party’s employees, consultants, Affiliates, licensees or Sub-Licensees (collectively, the “Disclosing Party”) to the Receiving Party hereunder or to any of its employees, consultants, Affiliates, licensees or Sub-Licensees (“Representatives”) except to the extent that such information, (i) as of the date of disclosure is demonstrably known to the Receiving Party or its Representatives, as shown by written documentation, other than by virtue of a prior confidential disclosure to such Party or its Representatives; (ii) as of the date of disclosure is in, or subsequently enters, the public domain, through no fault or omission of the Receiving Party or its Representatives; (iii) is obtained by the Receiving Party or its Representatives from a Third Party having a lawful right to make such disclosure free from any obligation of confidentiality; or (iv) is independently developed by or for the Receiving Party or its Representatives without reference to or reliance upon any Confidential Information of the Disclosing Party as demonstrated by competent written records.

“Control” or “Controlled” shall mean, with respect to the Meros Technology, the possession by a Party of the ability to sell or grant a license or sub-license of such Meros Technology as provided for herein without violating the terms of any arrangement or agreements between such Party and any Third Party, unless otherwise provided for in this Agreement.

“Date of Commencement” or “Commencement Date” shall mean the date on which this Agreement is executed and delivered by the Parties and shall be read and construed accordingly.

“Development”, “Develop”, “Developed” and “Developing” shall mean, with respect to completing the work described in Schedule B and with respect to any further work regarding the Project Product, all activities relating to research and development in connection with seeking, obtaining and/or maintaining any Regulatory Approval for Project Products in the Territory, including without limitation, all pre-clinical research and development activities, all human clinical studies, all activities relating to developing the ability to manufacture any Project Product or any component thereof (including, without limitation, process development work), and all other activities relating to seeking, obtaining and/or maintaining any Regulatory Approvals from any Regulatory Authority, including the publishing of certain data and other results as may be necessary in connection with the foregoing.

“Dispute” shall have the meaning for such term set forth in Article 17.

“Drug Approval Application” shall mean any application for Regulatory Approval (other than pricing and reimbursement approvals) required prior to any commercial sale or use of a Project Product in any country or jurisdiction, including, without limitation, any application filed with any Regulatory Authority for Regulatory Approval (other than pricing and reimbursement approvals) required prior to any commercial sale or use of a Project Product in any country or jurisdiction.

“FDA” shall mean the United States of America Food and Drug Administration or any successor Regulatory Authority for the regulation of bio-pharmaceutical products in the United States of America.

“Field of Use” shall mean:

(a)	the delivery of any Cannabinoids for any and all human or animal disease indications and any derivatives thereof that incorporates the Meros Technology; and
(b)

the delivery of any drugs or classes of drugs currently used or developed in the future to diagnose or treat cardiovascular and/or cardiopulmonary disease, heart failure and/or cardiac arrhythmias in humans and animals, including but not limited to, Sildenafil, Pirfenidone, Rapamycin, Methotrexate, Amiodarone, Cyclosporine, statins, angiotensin receptor blockers, angiotensin converting enzyme inhibitors, nitrates, beta blockers, TLR4 antagonists, any blockers of HSP60 activity or inhibitors of production and/or transport of HSP 60 and any derivatives of any of them that incorporate or utilize the Meros Technology.

“Financial Report” shall have the meaning for such term set forth in Section 9.1.

“Founding Directors” shall mean David Elsley, Eldon Smith, Anthony Bolton and Terrence Lynch.

“Improvements” shall mean Meros Improvements, Cardiol Improvements, and Joint Improvements, separately or collectively as the context may dictate.

“Indemnitees” shall have the meaning for such term set forth in Section 14.3.

“Indemnitor” shall have the meaning for such term set forth in Section 14.3.

“Intellectual Property” or “IP” shall mean intellectual property, including but not limited to inventions (both patentable and non-patentable), discoveries, improvements, copyrightable works, integrated circuit topographies, trademarks, trade secrets, and the works, technologies, products and services covered and protected by such intellectual property rights, including but not limited to prototypes, compounds, biological materials, research findings, data, computer programs, software, databases and circuitry;

“Joint Improvements” shall mean any enhancement, invention or discovery created, conceived, identified, or reduced to practice by either Party or its Affiliates with the collaboration or assistance of the other Party or the other Party’s Affiliates, which constitutes an improvement to the subject matter of the Meros Technology, whether or not patentable.

“Laws” shall mean all provisions of all (i) constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international; (ii) judgments, orders, writs, injunctions, decisions, rulings, decrees and words of any governmental or regulatory body or authority; and (iii) all policies, voluntary restraints, practices and guidelines of any Regulatory Authority, in each case binding on or affecting the Party referred to in the context in which such word is used.

“Meros Improvements” shall mean any enhancement, invention or discovery created, conceived, identified, or reduced to practice by or on behalf of Meros, without the collaboration or assistance of Cardiol or its Affiliates, which constitutes an improvement to the subject matter of the Meros Technology, whether or not patentable.

“Meros Indemnitees” shall have the meaning for such term set forth in section 14.1.

“Meros Intellectual Property” or “Meros IP” shall mean the patents and patent applications listed in Schedule A, attached hereto and made a part hereof and any intellectual property arising from the implementation and execution of any Project Plans are as applicable.

“Meros Know-How” shall mean and include, any and all unpatented proprietary ideas, inventions, discoveries, Confidential Information, data, results, formulae, designs, specifications, scientific methods, business plans and methods, processes, formulations, techniques, ideas, know-how, technical information (including, without limitation, structural and functional information), process information, pre-clinical information, clinical information, and any and all proprietary biological, chemical, pharmacological, toxicological, pre-clinical, clinical, assay, control and manufacturing data Controlled by Meros or one of its Affiliates relating to the Meros Technology.

“Meros Patent Rights” shall mean, the rights and interests in and to issued patents and pending patent applications (including inventor’s certificates and utility models) in any country or jurisdiction relating to the Meros Technology, including all provisionals, substitutions, continuations, continuations-in-part, divisionals, supplementary protection certificates, renewals, all letters patent granted thereon, and all reissues, reexaminations, extensions, confirmations, revalidations, registrations, patents of addition thereof, PCT applications and foreign counterparts, owned or Controlled by a Party relating to the Meros Technology.

“Meros Product” shall mean, any product, process, device, formula or service the manufacture, use, offer for sale, sale or performance of which (i) relies on or incorporates, in whole or in part, the Meros Technology; (ii) would, absent the ownership of the Meros IP or the licenses granted to Cardiol hereunder, infringe any Valid Claim included in the Meros IP; (iii) is covered by any Pending Claim included in the Meros IP; or (iv) would otherwise, absent the ownership of the Meros IP license granted to Cardiol hereunder, infringe or misappropriate any of the Meros Technology.

“Meros Technology” shall mean, collectively the Meros Patent Rights, the Meros Know-How, the Meros IP, the Meros Product, and the Meros Improvements, if any.

“Net Sales” shall mean the amount received from the manufacture, distribution, sales, licensing, sublicensing and/or leasing of Project Products and/or the Meros Technology within the Field of Use, or any part thereof by Cardiol, its agents, distributors and/or its Sub-Licensees to Third Parties net of any of the following (a) discounts actually allowed; (b) credits for claims, allowances, retroactive price reductions or returned goods; (c) sales, tariffs, duties, taxes or other governmental charges paid in connection with the sales of such Project Products; (d) prepaid or allowed freight, insurance and other transportation expenses; and (e) brokerage commissions paid to others in connection with the sales of Project Products or leasing, licensing or sublicensing Meros Technology or any part thereof.

“Non-Royalty Sub-license Income” shall mean any payments or other rights granted to Cardiol or other consideration received by Cardiol to the extent that it is paid in consideration for the grant of a sublicense of the rights to any of Project Products or other rights or Meros Technology in whole or in part, granted to Cardiol hereunder (including, without limitation, upfront payments, marketing, distribution, franchise, option license or documentation fees, bonus and milestone payments, regardless of the form of the payment), but excluding amounts received as running royalties, a profit share, or other revenue sharing based on Net Sales for which Cardiol and/or Meros is entitled to receive a royalty payment. For the avoidance of doubt, Non-Royalty Sub-license Income does not include bona fide: (a) purchase price for debt financing of Cardiol’s or any of its Affiliates’ stock or other securities; (b) consideration allocated to or in reimbursement for patent, research and other development costs; (c) consideration in respect of development services provided by a third party; (d) consideration paid to the extent used for research and development of any product using Meros Technology; (e) Joint Improvements; and (f) Cardiol Improvements. If Cardiol or its Affiliates receive Non-Royalty Sub-license Income in a form other than cash or cash equivalents, the amount of such Non-Royalty Sub-license Income will be calculated based on the fair market value of such Non-Royalty Sub-license Income, at the time of the transaction, assuming an arm’s length transaction made in the ordinary course of business.

“Payment Report” shall have the same meaning for such terms set forth in Section 9.1.

“Pending Claim” shall mean a bona fide pending claim for a patent within the Meros Patent Rights that (i) has not been disclaimed, revoked, withdrawn or abandoned; (ii) has not been unappealably cancelled or rejected by any administrative agency or other body of competent jurisdiction; (iii) has not been declared unpatentable by any administrative agency, under a decision of a court or other body of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal; or (iv) has not lost through an interference proceeding.

“Project Plan” shall mean the basic research program to be developed by Cardiol working in collaboration with Meros within 150 days following the Date of Commencement, the outline of which is attached hereto as Schedule B and includes any additions, replacements or substitutions.

“Project Product” shall mean any therapeutic and/or prophylactic treatment incorporating or using Meros Technology within the Field of Use.

“Regulatory Approval” shall mean any and all approvals (other than pricing and reimbursement approvals), product and establishment licenses, registrations or authorizations of any kind of any Regulatory Authority necessary for the Development, pre-clinical and/or human clinical testing, manufacture, quality testing, supply, use, storage, importation, export, transport, marketing and sale of a Project Product (or any component thereof) in any country or other jurisdiction.

“Regulatory Authorities” shall mean any applicable supranational, national, federal, state, provincial or local regulatory agency, department, bureau or other governmental entity of any country or jurisdiction, having responsibility in such country or jurisdiction for any Regulatory Approvals of any kind in such country or jurisdiction, and any successor agency or authority thereto.

“Related Person” has the meaning assigned to it in Section 251 of the Income Tax Act, Stats. Can. 1970-71-72, c. 63, as amended.

“Royalty Due Dates” have the meaning given to it in Section 9.1 hereof and they shall remain in effect for each and every year during which this Agreement remains in full force and effect.

“Rules” shall have the meaning for such term set forth in Section 17.3.2.

“Services” means services provided using some or all of the Meros Technology.

“Sub-Licensee” shall mean any non-Affiliate third party that has entered into a sub-license agreement with Cardiol.

“Sub-license Agreement” means any agreement under which rights to the Meros Technology and/or Project Products are granted by Cardiol to a Sub-Licensee for use, development, research, co-development, partnered development manufacture, distribution, or marketing.

“Term” shall mean the period commencing on the Commencement Date and continuing until the expiration or termination of this Agreement in accordance with the terms hereof.

“Territory” shall mean all the world.

“Third Party” shall mean any person or entity other than Cardiol, Meros and their respective Affiliates.

“UofA” or “University” shall mean the University of Alberta located in Edmonton, Alberta.

“UofA Agreement” shall have the meaning for such term set forth in Section 7.1.

“University Improvements” shall mean improvement(s) to the Meros Technology that are discovered, created or invented by an inventor who is employed by the University (“University Inventor”) and whose ownership rights have been assigned in whole or in part to the University, and which rights are not encumbered by a third party prior to the creation of such improvement(s). For further clarification, improvements made by one or more University Inventors in conjunction with other persons who are not inventors named in the patents described in Schedule A hereto are not University Improvements.

“Valid Claim” shall mean a claim in an issued, unexpired patent within the Meros Patent Rights that (i) has not been finally cancelled, withdrawn, abandoned or rejected by any administrative agency or other body of competent jurisdiction; (ii) has not been revoked, held invalid, or declared unpatentable or unenforceable in a decision of a court or other body of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal; (iii) has not been rendered unenforceable through disclaimer or otherwise; or (iv) is not lost through an interference proceeding.

2.	PROPERTY RIGHTS IN AND TO THE TECHNOLOGY
2.1

For the avoidance of doubt, nothing in this Agreement shall be interpreted as giving any right or license to Cardiol in relation to any Intellectual Property rights owned or controlled by or licensed to Meros, including Meros Technology, other than the rights specifically granted under this Agreement and no such right or license shall be implied as being given by Meros to Cardiol other than the rights specifically granted under this Agreement, and nothing in this Agreement shall be interpreted as giving any right or license to Meros in relation to any Intellectual Property rights owned or controlled by or licensed to Cardiol, including the Cardiol IP, other than the rights specifically granted under this Agreement and no such right or license shall be implied as being given by Cardiol to Meros other than the rights specifically granted under this Agreement.

2.2	As between the parties, Meros shall solely own all Meros Improvements and shall have the right to file, prosecute, maintain and extend patent applications and patents covering any Meros Improvement.

2.3

As between the parties, Cardiol shall solely own all Cardiol Improvements and shall have the right to file, prosecute, maintain and extend patent applications and patents covering any Cardiol Improvement.

2.4

Cardiol and Meros shall jointly own all Joint Improvements and shall, subject to Section 12.1 mutually agree on the filing, prosecuting, maintaining and extending patent applications and patents covering any Joint Improvements. Cardiol and Meros shall jointly on a 50/50 basis share in any remuneration, royalty or other revenue or payments from licensing or in any way commercializing and using the Joint Improvements outside of the Field of Use. Neither Party shall be required to seek the consent of the other Party for any use of the Joint Improvements on a non-exclusive basis.

2.5

Each Party shall, at the request of the other, enter into such further reasonable agreements and execute any and all reasonable documents as may be required to ensure that ownership of Improvements as set forth in this Section 2 and to otherwise effect the intent of this Section 2.

2.6

Cardiol shall not assign, transfer, mortgage, pledge, financially encumber, grant a security interest in or permit a lien to be created, charged or otherwise dispose of any or all of the rights granted to it under this Agreement without the prior written consent of Meros, which consent shall not be unreasonably withheld or delayed.

3.	GRANT OF RIGHTS
3.1

Subject to the conditions contained in Section 3.2 hereof and subject to the terms and conditions of this Agreement and in consideration of the payments by Cardiol to Meros as described in Section 3.2 and the royalty payments stipulated in Article 4, Meros hereby grants to Cardiol a sole and exclusive, world-wide, irrevocable royalty-bearing license within the Field of Use, including the qualified right to grant sub-licenses within the Field of Use, to the Project Product and to use the Meros Technology and the University Improvements under the Meros Patent Rights and other Intellectual Property Rights owned or Controlled by Meros and relating to the Meros Technology to use, have used, make, have made, import and have imported, Develop, have Developed, modify, have modified, enhance, have enhanced, improve, have improved, commercialize, sell, manufacture, have manufactured and export the Project Products.

3.2	Subject to Article 11, Meros and the University of Alberta shall maintain a perpetual right to use the Meros Patent Rights and Meros IP at no cost for academic and educational purposes.
3.3

As partial consideration for Meros granting the Sub-license described in Section 3.1, Cardiol agrees to raise through debt and/or equity a minimum of $400,000.00 CAD by June 30, 2017 to support the execution of the Project Plan and for Cardiol’s general working capital purposes.

3.4	Cardiol agrees to make the following milestone payments and use reasonable commercial efforts to achieve the following milestones:

3.4.1

Submit an application to conduct a Phase I clinical trial to any Regulatory Authority in a country covered by Patent Rights as soon as is feasible subject to available safety data, research results and financial resources;

3.4.2

Enroll the first patient in a Phase I clinical trial in a country covered by Patent Rights as soon as is feasible following receipt of all necessary regulatory approvals pertaining to the Phase I clinical trial;

3.4.3	Pay Meros $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the Project Products;
3.4.4	Pay Meros $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the Project Products;
3.4.5	Pay Meros $1,000,000 upon receiving Regulatory Approval from the US FDA for any one of the Project Products;
3.4.6

Cardiol shall use reasonable commercial efforts to obtain a New Drug Application number following the successful conclusion of its Phase III clinical trials program for at least one of the Project Products.

4.	ROYALTIES
4.1	Other License Financial Terms
4.1.1

Cardiol shall pay to Meros royalties of 5% of worldwide proceeds of Net Sales of Project Product and Meros Technology that it receives in relation to the human and animal disease indications and derivatives thereof described in part (a) of the Field of Use pursuant to this Agreement;

4.1.2

Cardiol shall pay to Meros 7% of any Non-Royalty Sub-License Income that Cardiol receives in relation to the human and animal disease indications and derivatives thereof described in part (a) of the Field of Use;

4.1.3

Cardiol shall pay to Meros royalties of 3.70% of worldwide proceeds of Net Sales of Project Products and Meros Technology that it receives in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure and /or cardiac arrhythmias diagnosis and/or treatments using the drugs mentioned in part (b) of the Field of Use pursuant to this Agreement; and

4.1.4

Cardiol shall pay to Meros 5% of any Non-Royalty Sub-License Income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrythmias indications as described in part (b) of the Field of Use and 4.1.3 above.

5.	EQUITY CONSIDERATION AND BOARD OF DIRECTORS
5.1

Within 60 days following the execution of this Agreement by both parties Cardiol shall issue to Meros the number of shares from its treasury equal to 10% of its issued and outstanding voting share capital. The issued shares shall be free and clear of any and all encumbrances and Meros shall be able to vote the purchased shares on an unrestricted basis. These shares shall be issued on a non-dilutable basis until Cardiol receives $1,000,000.00 in debt and/or equity financing after which the shares shall be dilutable to the extent all the other issued shares owned by the Founding Directors of Cardiol are diluted when further financing takes place.

5.2

Within 60 days following the execution of this Agreement by both parties Cardiol shall also issue to Meros the number of shares from its treasury equal to 10% of its then issued and outstanding voting share capital to be held in “escrow”. When the financing threshold mentioned in Section 5.1 is achieved the escrowed shares shall then be dilutable to the extent all the other issued shares owned by the Founding Directors of Cardiol are diluted when further financing takes place. Upon the occurrence of the milestone described in Section 3.4.2 hereof the said shares will be released from escrow and shall be free and clear of any and all encumbrances and Meros shall be free to vote the shares on an unrestricted basis.

5.3

The Parties agree that a nominee of Meros shall be appointed to the Board of Directors of Cardiol upon the completion of Cardiol’s financing of not less than $1,000,000.00 CAD and that concurrent with that appointment Dr. Afsaneh Lavasanifar will be appointed to Cardiol’s Scientific Advisory Board. Any nominee of Meros to be appointed from time to time shall be at the mutual agreement of Meros and the Founding Directors. Cardiol’s agreement shall not be unreasonably withheld or delayed.

6.	SUBLICENSING
6.1

Right to Sub-license. In the event Cardiol wishes to sub-license any or all of its rights under this Agreement to a third party it will not enter into any Sub-License Agreement with that third party that does not conform with the following provisions of this sub-license agreement:

6.1.1	Section 1 Definitions insofar as they are applicable to a sub-license agreement and Section 2.6 - Grant of Security Interest;
6.1.2	Sections 3.1 and 3.2 - Grant of Rights;
6.1.3	Sections 6.1 and 6.2 - Sub-Licensing;
6.1.4	Section 8 - Records Retention and Review;
6.1.5	Section 10.5 - Compliance with Law;
6.1.6	Section 10.6 - No Debarment;

6.1.7	Section 11 - Confidential Information;
6.1.8	Section 14 regarding Cardiol Indemnity; and
6.1.9	Section 15 - Insurance for Cardiol.

Cardiol shall provide Meros with a copy of any Sub-License Agreement within 14 days of it being fully executed.

6.2	Meros shall be entitled to provide the University of Alberta with a copy of this Agreement or any Sub-License Agreement entered into pursuant to 3.1 and 6.1 above.
7.	THIRD PARTY AGREEMENTS
7.1

University of Alberta Agreement. Meros represents and warrants that, to the best of Meros’s knowledge, the license agreement dated March 15, 2010 between The Governors of the University of Alberta and Meros, (as such agreement may have been or may be amended, supplemented, or restated from time to time, the “UofA Agreement”), remains in full force and effect as of the Effective Date.

8.	RECORDS RETENTION; REVIEW
8.1

Cardiol shall maintain at its principal place of business, or such other place as may be most convenient, separate accounts and complete and accurate records of business done pursuant to this Agreement, such accounts and records to be in sufficient detail to enable the Parties to ensure that all proper returns including royalty payments are being made under this Agreement, and Cardiol shall require Meros to keep similar accounts and records.

8.2

Cardiol. shall retain the accounts and records referred to in Section 8.1 above for at least four (4) years after the date upon which they were made and shall permit a duly authorized representative of Meros to inspect such accounts and records during normal business hours of Cardiol, and upon reasonable written notice to Cardiol, at Meros’s expense. Meros may exercise its right of inspection only within the four (4) year period that Cardiol is required to maintain such accounts and records, may only exercise such right twice in any four consecutive calendar quarters, and only twice with respect to accounts and records covering any specific period of time. Cardiol shall furnish such reasonable evidence as such representative will deem necessary to verify royalty amounts payable to Meros and will permit such representative to make copies of or extracts from such accounts, records and agreements at Meros’s expense. Should such inspection of Cardiol’s records lead to the discovery that Cardiol has paid less than 95% of the royalty amounts that should have been paid for such time period, Cardiol agrees to promptly reimburse Meros in full for its documented, out-of-pocket cost of such inspection and to promptly pay any outstanding sums with interest calculated in accordance with Section 9.2. Should such inspection lead to a discovery that Cardiol paid 105% or greater of the royalty amounts that should have been paid for such time period, such overpayment shall be credited against future payments due by Cardiol.

8.3

During the term of this Agreement and thereafter, all information provided to Meros or its representatives pursuant to this Article 8 shall remain confidential and be treated a Confidential Information by Meros, and Meros will not make same available to any other person except as may be required by law.

8.4	Notwithstanding the termination of this Agreement, this Article 8 shall remain in full force and effect until:
8.4.1	all payments required to be made by Cardiol to Meros under this Agreement have been made by Cardiol to Meros, and
8.4.2	any other claim or claims of any nature or kind whatsoever of either Party against the other have been settled.
8.5

Other Parties. Each Party shall include in any agreement with its Affiliates or Third Parties with respect to the Development or commercialization of Project Products and/or Meros Technology terms requiring such party to retain records as required in this Article 8 in order to permit the other Party to inspect such records as required by this Article 8.

9.	ROYALTY PAYMENT TERMS
9.1

Payment of Royalties. Cardiol shall make any royalty payments owed to Meros hereunder in arrears, within sixty (60) days after each Royalty Due Date. For greater certainty, the Parties agree that royalties shall accrue on the date payment is due as reflected in the written invoice to the purchaser of the Project Product or the sub-sublicense of the Meros Technology, as applicable. Each royalty payment shall be accompanied by a report (the “Financial Report”) for each country in the Territory in which sales of Project Products occurred in the calendar quarter covered by such statement, specifying: the Net Sales, if any, in each country’s currency; the royalties shall be converted from each country’s currency, using the applicable exchange rate to convert from each country’s currency to United States dollars and the royalties shall be payable in United States dollars.

9.2

Interest. In the event that any payment due hereunder is not made within 10 days after the due date thereof, interest shall accrue from such due date at a rate equal to one percent (1%) per month, calculated based on the number of days such payments remain unpaid after the date such payments are due.

9.3

Taxes. All royalty payments paid by Cardiol to Meros under this Agreement are exclusive of taxes, and Cardiol shall deduct and remit any applicable withholding taxes (and provide Meros with documentary proof thereof sufficient to allow Meros to claim credit therefor) and shall pay any sales, use, rental, custom, value added, consumption or other taxes, duties, levies, fees or charges that may be assessed in any jurisdiction resulting from or arising under this Agreement. Meros shall collect and remit such taxes, duties, levies, fees or charges as required under applicable Law.

10.	COMMERCIALIZATION OF PROJECT PRODUCTS
10.1	Research and Development

10.1.1	The Parties shall, within 150 days from the Commencement Date finalize the Project Plan.
10.1.2

Regulatory Approvals. Cardiol shall use good faith efforts to seek, obtain and maintain, at its sole cost and expense or the expense of an Affiliate or sub-licensee, Regulatory Approvals in relation to the Project Products within the United States, Canada, European Union and such other jurisdictions within the Territory as Cardiol may determine.

10.2

Commercialization. Without limiting any rights of Meros herein or under the Project Plan on and after the Commencement Date, Cardiol shall have control, authority over and responsibility for the Project Plan and Development (with an obligation to consult with the Chief Scientific Officer of Meros) and commercialization activities concerning any and all of the Project Products in the Territory, including without limitation (i) all basic research initiatives, preclinical and clinical development programs; (ii) all activities relating to Development, manufacture and supply of any and all Project Products; (iii) all marketing, promotion, sales, distribution, import and export activities relating to any and all Project Products; and (iv) all activities relating to any regulatory filings, registrations, applications and Regulatory Approvals relating to any of the foregoing, including the holding of such Regulatory Approvals in Cardiol’s name. Meros shall use its reasonable commercial efforts to support Cardiol’s efforts to carry out the aforesaid commercialization activities.

10.3

Commitment and Right of First Refusal. During the Term, Cardiol will exercise reasonable commercial efforts to jointly work with Meros to Develop and to commercialize any or all of the Project Products in the Territory. Cardiol hereby grants to Meros the right of first refusal to carry out Cardiol’s future research and development programs following and in addition to the Project Plan provided that Meros meets Cardiol’s requirements and is qualified and competitive as determined by Cardiol in its sole discretion. Cardiol agrees that it will not adjust or change any formulation covered under the Meros Technology unless and until Cardiol has previously consulted with Dr. Afsaneh Lavasanifar and she has provided her direction and opinion.

10.4

Progress Reports. Following completion of the pre-clinical phase of the research being conducted under the Project Plan in addition to the Financial Report, within 60 days after the end of each calendar quarter, Cardiol shall provide Meros with a progress report (“Progress Report”) which shall constitute a summary of Cardiol’s regulatory and commercialization efforts with respect to the Project Products in the Territory in sufficient detail for Meros to understand what has been done by Cardiol. Cardiol will provide to Meros prompt written notice of the obtaining of any Regulatory Approval in relation to any of the Project Products in the Territory.

10.5

Compliance with Standards and Laws. Each of the Parties agrees to comply with Good Clinical Practice, Good Laboratory Practice, Good Manufacturing Practices, all applicable Law and the industry practices set forth in guidelines issued by the Pharmaceutical Research and Manufacturers of America (PhRMA) in the conduct of all activities pursuant to this Agreement.

10.6

No Debarment. As of the Effective Date, and from thenceforth, neither Party, nor any of its respective Affiliates, has been or will be debarred or is subject or will be subject to debarment and no such party will use in any capacity, in connection with the Development, manufacture or commercialization of a Project Product, any person who has been debarred pursuant to Section 306 of the Federal Food, Drug, and Cosmetic Act of the United States of America, or who is the subject of a conviction described in such section. Each Party agrees to inform the other as soon as reasonably practicable following such Party’s receipt of knowledge of same, in writing, if it or any person who is performing services hereunder is debarred or is the subject of a conviction described in Section 306, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of its knowledge, is threatened, relating to the debarment or conviction of such Party or any person used in any capacity by such Party or any of its respective Affiliates in connection with the Development, manufacture or commercialization of the Project Product.

11.	TREATMENT OF CONFIDENTIAL INFORMATION
11.1

Confidential Obligations. Meros and Cardiol each recognize that the other Party’s Confidential Information constitutes highly valuable and proprietary confidential information. Meros and Cardiol each agree that it will keep confidential, and will cause its officers, employees, consultants, agents, Affiliates and Sub-Licensees to keep confidential, all Confidential Information of the other Party. Neither Meros, Cardiol nor any of their respective officers, employees, consultants, agents, Affiliates or Sub-Licensees shall use Confidential Information of the other Party for any purpose whatsoever other than exercising any rights granted to it or reserved by the receiving party hereunder. Without limiting the foregoing, each Party may disclose information to the extent such disclosure is reasonably necessary in (i) filing and prosecuting patent applications and maintaining patents which are filed in accordance with the provisions of this Agreement; or (ii) filing, prosecuting or defending litigation in accordance with the provisions of this Agreement; or (iii) complying with applicable Laws or by the requirements of any nationally recognized security exchange, quotation system or over-the-counter market on which such Party has its securities listed or traded; provided, however, that if a Party is required to make any such disclosure of the other Party’s Confidential Information, it will give reasonable advance notice to the other Party of such disclosure requirement and will use reasonable efforts to assist such other Party in efforts to secure confidential treatment of such information required to be disclosed.

11.2

Limited Disclosure and Use. Meros and Cardiol each agree that any disclosure by it of the other Party’s Confidential Information to any of its Affiliates or Sub-Licensees or any of its or their officers, employees, consultants or agents shall be made only if and to the extent reasonably necessary to carry out its rights and responsibilities under this Agreement, shall be limited to the maximum extent possible consistent with such rights and responsibilities and shall only be made to Third Parties who are bound by written confidentiality obligations to maintain the confidentiality thereof and not to use such Confidential Information except as expressly permitted by this Agreement. Meros and Cardiol each further agree not to disclose or transfer the other Party’s Confidential Information to any Third Parties under any circumstance without the prior written approval of the other Party (such approval not to be unreasonably withheld), except as otherwise required by Law or to any prospective or actual investors, lenders or other financing sources, strategic partners, acquirers or licensees (including Sub-Licensees) who are obligated to keep such information confidential and except as otherwise expressly permitted by this Agreement. Each Party shall take such action, and shall cause its Affiliates or Sub-Licensees to take such action, to preserve the confidentiality of each other’s Confidential Information as it would customarily take to preserve the confidentiality of its own Confidential Information, and in no event, shall treat Confidential Information with less than reasonable care. Each Party, upon the request of the other Party, will return or destroy, with such destruction to be certified by an authorized officer of the receiving Party, all the Confidential Information disclosed or transferred to it by the other Party pursuant to this Agreement, including all copies and extracts of documents and all manifestations in whatever form, within forty-five (45) days of the termination or expiration of this Agreement; provided however, that a Party may retain Confidential Information of the other Party relating to any license or right to the Project Product and/or the right to use Meros Technology which survives such termination, and one copy of all other Confidential Information may be retained in inactive archives solely for the purpose of establishing the contents thereof.

11.3

Bankruptcy Procedures. All Confidential Information disclosed by one Party to the other, including all intellectual property rights therein, shall remain the property of the Disclosing Party. In the event that a court or other legal or administrative tribunal, directly or through an appointed master, trustee or receiver, assumes partial or complete control over the assets of a party to this Agreement based on the insolvency or bankruptcy of or any other similar insolvency event with respect to such Party, the bankrupt or insolvent Party shall promptly notify the court or other tribunal (i) that Confidential Information received from the other Party under this Agreement remains the property of the other Party; and (ii) of the confidentiality obligations under this Agreement. In addition, the bankrupt or insolvent party shall, to the extent permitted by Law, take all steps they are able to which are necessary or desirable to maintain the confidentiality of the other Party’s Confidential Information and to insure that the court, other tribunal or appointee maintains such information in confidence in accordance with the terms of this Agreement.

11.4	Publicity.
11.4.1

Subject to the terms hereof including, without limitation, Section 11.1, neither Party may publicly disclose the terms or any other matter of fact regarding this Agreement without the prior written consent of the other Party; provided, however, that either Party may make such a disclosure, without the other Party’s consent, (i) to the extent required by Law or by the requirements of any nationally recognized securities exchange, quotation system or over-the-counter market on which such Party has its securities listed or traded; (ii) to any prospective or actual investors, lenders or other financing sources, strategic partners, acquirers or licensees (including Sub-Licensees); or (iii) to persons or entities permitted disclosure of Confidential Information pursuant to Section 11.2 hereof but only to the extent and on the same terms and conditions as set forth in Section 11.2. Provided however that the Parties recognize that under the University Agreement the University will have the right, solely for academic purposes, to present at Symposia, professional meetings and to publish in academic journals or other academic publications accounts of its research relating to Meros Technology and University Improvements, provided that Meros shall have been furnished with and Meros will ensure that Cardiol shall be given copies of the proposed disclosure at least 120 days in advance of the presentation or submission for publication date and Meros and Cardiol shall use this 120 day period to evaluate the proposed disclosures for patentable or confidential content and, if Meros and/or Cardiol determines it is desirable to obtain patent protection with respect to any information contained in the proposed disclosure then Cardiol will co-operate in all reasonable respects in ensuring a patent application is filed in a timely manner. Meros may request an additional 60-day extension for obtaining patent protection. Meros shall identify confidential information in any such disclosures and, where requested by Meros and Cardiol, the University has agreed to promptly remove such Confidential Information from such disclosures prior to submission for publication or presentation. Provided that Meros has ensured that the covenants the University has made to remove any Confidential Information have been enforced, the University shall be free to present and/or publish said disclosures within 120 days after initial disclosure to Meros and Cardiol. Provided nothing herein shall prevent Cardiol from discussing rights granted to it hereunder in order to more effectively carry out the Development referred to herein as a responsibility of Cardiol.

11.4.2

The Parties acknowledge and accept that one or more master’s theses or one or more doctoral theses may be generated by students of the University relating to the Meros Technology and University Improvements. Notwithstanding any provision of this Agreement said students shall retain copyright in respect of their master’s theses or doctoral theses and publications of theses can only be delayed in accordance with the then applicable policies of University and pursuant to Section 11.4.1 above.

11.5

Use of Name. Except as otherwise expressly provided pursuant to any rights granted under any Agreement, neither Party shall employ or use the name of the other Party in any promotional materials or advertising without the prior express written permission of the other Party as to each such use, except as otherwise previously set forth in a permitted disclosure pursuant to Section 11.4, provided, however, that any packaging for Project Products may reference that such product is manufactured under certain patent rights licensed by Meros exclusively to Cardiol.

12.	PROVISIONS CONCERNING THE FILING, PROSECUTION AND MAINTENANCE OF PATENT RIGHTS
12.1

Patent Filing, Prosecution and Maintenance. Following the Commencement Date, the Parties agree that Cardiol, at Cardiol’s cost and expense, shall pay for the preparation filing, prosecuting, obtaining and maintain patents for all Meros IP and all Meros Improvements, acting through patent attorneys or agents of mutual choice, and Cardiol, at Cardiol’s cost and expense, shall prepare, file, prosecute, obtain and maintain patents for all Cardiol IP, acting through patent attorneys or agents of Cardiol’s choice. The Parties further agree that they shall mutually, at Cardiol’s cost and expense, cause to be prepared, filed, prosecuted, obtained and maintained patents for all Joint Improvements, acting through patent attorneys or agents chosen mutually by the Parties.

12.2

Cooperation. The parties agree to cooperate in good faith regarding the preparation, filing, prosecution and maintenance of all patent applications related to the Project Products filed in accordance with the terms hereof, including obtaining and executing necessary powers of attorney and assignments by the named inventors, providing relevant technical reports to each party, as applicable, concerning the invention disclosed in such patent application, and obtaining execution of such other documents which shall be needed in the filing and prosecution of such patent applications. Meros shall update Cardiol regarding the status of patent applications for Joint Improvements on which Meros provided assistance in the patent application. Without limiting the generality of the foregoing, Meros shall keep Cardiol reasonably informed of the status of the filing, prosecution and maintenance of patent applications for Meros IP, Meros Improvements and Joint Improvements, including, without limitation, (i) by providing Cardiol with copies of all material communications received from or filed in patent office(s) with respect to such filing, and (ii) by providing to Cardiol, within a reasonable time prior to taking or failing to take any action that would materially affect the scope or validity of any such filing (including the substantial narrowing, cancellation or abandonment of any claim(s) without retaining the right to pursue such subject matter in a separate application, or the failure to file or perfect the filing of any claim(s) in any country), with prior written notice of such proposed action or inaction so that Cardiol has a reasonable opportunity to review and comment.

12.3

Divisional and Continuation. The Parties agree that Meros and Cardiol will consult and reach agreement on whether or not to pursue additional patent claims regarding the Project Products under the Meros Patent Rights through the filing of one or more divisionals or continuations under Meros Patent Rights. Meros shall direct the drafting of the filings and review such filings in advance with Cardiol and Cardiol shall pay the cost and expense therefor. However, if the Parties do not agree on whether or not to pursue additional claim or claims as described above and Meros wishes to proceed it may proceed but it shall pay the cost and expense therefor.

12.4

Notice of Infringement. If, during the Term, either Party learns after the date hereof of any actual, alleged or threatened infringement by a Third Party of any Meros Patent Rights under this Agreement, such Party shall promptly notify the other Party and shall provide such other Party with available evidence of such infringement.

12.5	Infringement of Meros Patent Rights.
12.5.1

Meros shall have the first right (but not the obligation), at Meros’s expense and with legal counsel of its own choice, to bring suit (or take other appropriate legal action) against any actual, alleged or threatened infringement of the Meros Patent Rights owned by Meros. Cardiol shall have the right, at its own expense, to participate in the defense of any such action by Meros using counsel of Cardiol’s own choice; provided, however, that under no circumstances shall the foregoing affect the right of Meros described in the first sentence of this Section 12.5.1. If Meros does not file any action or proceeding against such infringement within six

(6) months (or such earlier period in the event that the deadline for action or proceeding is earlier) after the later of (i) Meros’s notice to Cardiol under Section 12.4 above, (ii) Cardiol’s notice to Meros under Section 12.4 above, or (iii) a written request from Meros to take action with respect to such infringement, then Cardiol shall have the right (but not the obligation), at its expense, to bring suit (or take other appropriate legal action) against such actual, alleged or threatened infringement, with legal counsel of its own choice, but shall not be permitted to settle any such suit without the prior consent of Meros, which consent shall not be unreasonably withheld, conditioned or delayed. Under no circumstances shall Cardiol be entitled to settle any suit in the Territory in respect of Meros Patent Rights owned by Meros without the prior written consent of Meros, which consent shall not be unreasonably withheld, conditioned or delayed. Any damages, monetary awards or other amounts recovered, whether by judgment or settlement, pursuant to any suit, proceeding or other legal action taken under this Section 12.5.1, in respect of the Territory, shall be applied as follows:

(a)	First, to reimburse the Parties for their reasonable respective costs and expenses (including reasonable attorneys’ fees and costs) incurred in prosecuting such enforcement action; and
(b)	Second, any other amounts to Meros as to sixty percent (60%) and Cardiol as to forty percent (40%), on a pari passe basis.
12.5.2

As between the Parties, Cardiol shall have the first right (but not the obligation), at Cardiol’s expense and with legal counsel of its own choice, to bring suit (or take other appropriate legal action) against any actual, alleged or threatened infringement of the Joint Improvements. Meros shall have the right, at its own expense, to participate in the defense of any such action by Cardiol using counsel of Meros’s own choice; provided, however, that under no circumstances shall the foregoing affect the right of Cardiol described in the first sentence of this Section 12.5.2. If Cardiol does not file any action or proceeding against such infringement within six (6) months (or such earlier period in the event that the deadline for action or proceeding is earlier) after the later of (i) Cardiol’s notice to Meros under Section 12.4 above, (ii) Meros’s notice to Cardiol under Section 12.4 above, or (iii) a written request from Cardiol to take action with respect to such infringement, then Meros shall have the right (but not the obligation), at its own expense, to bring suit (or take other appropriate legal action) against such actual, alleged or threatened infringement, with legal counsel of its own choice, but shall not be permitted to settle any such suit without the prior consent of Cardiol, which consent shall not be unreasonably withheld, conditioned or delayed. Under no circumstances shall either Party be entitled to settle any suit in respect of the Joint Improvements without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Any damages, monetary awards or other amounts recovered, whether by judgment or settlement, pursuant to any suit, proceeding or other legal action taken under this Section 12.5.2, in respect of the Territory, shall be applied as follows:

(a)	First, to reimburse the Parties for their reasonable respective costs and expenses (including reasonable attorneys’ fees and costs) incurred in prosecuting such enforcement action; and
(b)	Second, any other amounts to Cardiol as to fifty percent (50%) and Meros as to fifty percent (50%), on a pari passu basis.
12.5.3

If a Party brings any such action or proceeding hereunder, the other Party agrees to be joined as party plaintiff if necessary to prosecute such action or proceeding, and to give the Party bringing such action or proceeding reasonable assistance and authority to file and prosecute the suit; provided, however, that neither Party shall be required to transfer any right, title or interest in or to any property to the other Party or any Third Party to confer standing on a Party hereunder.

12.6

Covenant Not to Take Adverse Action. Meros hereby covenants and agrees (and, with respect to its Affiliates and Sub-Licensees, represents and warrants) that neither it nor any of its Affiliates or Sub-Licensees shall institute or participate in, or assist any third party to institute or participate in formal proceedings against, or otherwise take any action adverse to Cardiol or any of its Affiliates’ or licensees’ rights or asserted rights in respect of the Cardiol IP, including without limitation through any interference or similar proceeding, or in connection with any challenge to the ownership, validity or enforceability of the Cardiol IP. Cardiol hereby covenants and agrees (and, with respect to its Affiliates and Sub-Licensees, represents and warrants) that neither it nor any of its Affiliates or Sub-Licensees shall institute or participate in, or assist any third party to institute or participate in formal proceedings against, or otherwise take any action adverse to, Meros. or any of its Affiliates’ or licensees’ rights or asserted rights in respect of the Meros Technology, including without limitation through any interference or similar proceeding, or in connection with any challenge to the ownership, validity or enforceability of the Meros Technology.

13.	REPRESENTATIONS AND WARRANTIES
13.1	Meros Representations. Meros represents and warrants to Cardiol that:
13.1.1	the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all appropriate Meros corporate action; and
13.1.2

this Agreement is a legal and valid obligation binding upon Meros and enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement by the Parties does not conflict with any agreement, instrument or understanding to which Meros is a party of or by which it is bound;

13.1.3

Meros either owns or has full right, title and license to use and Develop the Meros Technology as contemplated in the Agreement and to sub-license the right to use and Develop the Meros Technology and to enter into this Agreement;

13.1.4

the Project Products licensed hereunder, including, but not limited to, the Meros IP related to Project Products, is sufficient to permit Cardiol to enjoy the rights granted to it and fulfill its obligations hereunder; and

13.1.5

to the best of Meros’s knowledge, as of the Effective Date no claim has been filed by a Third Party alleging that any aspect of the Meros Technology or the manner in which it has been Developed by Meros through the Effective Date infringes or misappropriates the patents, trademarks, copyrights or other rights of Third Parties, and Meros has no reason to believe that the filing of any such claim is imminent or, if made, would be valid.

13.2	Cardiol Representations. Cardiol represents and warrants to Meros that:
13.2.1	the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all appropriate corporate actions of Cardiol;
13.2.2

this Agreement is a legal and valid obligation binding upon Cardiol and enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement by the Parties does not conflict with any agreement, instrument or understanding to which Cardiol is a party of or by which it is bound; and

13.2.3

All regulatory submissions under Section 10.1.2 shall comply with all standards, requirements and Laws in the jurisdictions in which they are submitted and be performed in a commercially reasonable manner and time.

13.3	No Other Warranties.
13.3.1

Except as expressly set forth in this Article 13 and in Article 7, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED. MEROS EXPRESSLY DISCLAIMS, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL OTHER EXPRESS OR IMPLIED WARRANTIES, INCLUDING THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, SATISFACTORY QUALITY AND NON-INFRINGEMENT. IN PARTICULAR, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 13 AND IN ARTICLE 7, CARDIOL ACKNOWLEDGES THAT THE RIGHTS GRANTED HEREIN ARE PROVIDED “AS IS, WHERE IS”.

13.3.2

IN NO EVENT SHALL ANY PARTY BE LIABLE FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING DAMAGES FOR LOST PROFITS OR LOST REVENUES REGARDLESS OF WHETHER IT HAS BEEN INFORMED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES OR THE TYPE OF CLAIM, CONTRACT OR TORT (INCLUDING NEGLIGENCE).

14.	INDEMNIFICATION
14.1

Cardiol Indemnity. Except for a claim for which Cardiol is entitled to indemnification from Meros under Section 14.2, Cardiol shall indemnify, defend and hold harmless Meros, and their respective directors, officers, employees, stockholders and agents and their respective successors, heirs and assigns (the “Meros Indemnitees”) from and against any liability, damage, loss or expense (including reasonable attorneys’ legal fees and expenses of litigation) incurred by or imposed upon such Meros Indemnitees, or any of them, in connection with any Third Party claims, suits, actions, demands or judgments, including, without limitation, personal injury and product liability matters in the Field of Use, to the extent arising out of (i) any actions or omissions, after the Commencement Date, caused by Cardiol and its Affiliates in connection with the use, Development, modification, enhancement, improvement of the Meros Technology or the Project Products, or the manufacture, sale, offer for sale or distribution of the Project Products that were caused by gross negligence or willful misconduct on the part of Cardiol or any of its Affiliates in accordance with the rights and license granted by Meros hereunder; (ii) any breach or alleged breach of a representation or warranty of Cardiol hereunder; (iii) any breach or alleged breach of this Agreement by Cardiol or, with respect to any Affiliate, any act or omission that would constitute a breach of this Agreement were such act or omission Cardiol’s own; (iv) except for a claim for which Cardiol is entitled to indemnification from Meros under Section 14.2, a claim arising on or following the Commencement Date, that (A) the use in accordance with a Project Product’s labeling, (B) the Development, modification, enhancement, improvement of the Meros Technology or the Project Products, in each case, following the Commencement Date, (C) the manufacture of the Project Products by Cardiol themselves or on behalf of Meros, or (D) the sale, offer for sale or distribution of the Project Products by Cardiol in the Territory or any of its Affiliates other than expressly in accordance with this Agreement, constitutes an infringement or a misappropriation of any Third Party rights, or (v) gross negligence or willful misconduct on the part of Cardiol or any of its Affiliates, in each case, as finally adjudicated in a court of competent law, in any such case under this Section 14.1.

14.2

Meros Indemnity. Except for a claim for which Meros is entitled to indemnification from Cardiol under Section 14.1, Meros shall indemnify, defend and hold harmless Cardiol and their respective directors, officers, employees, stockholders and agents and their respective successors, heirs and assigns (the “Cardiol Indemnitees”) from and against any liability, damage, loss or expense (including reasonable attorneys’ fees and expenses of litigation) incurred by or imposed upon such Cardiol Indemnitees, or any of them, in connection with any Third Party claims, suits, actions, demands or judgments, including, without limitation, personal injury and product liability matters in the Field of Use, to the extent arising out of (i) any actions or omissions of Meros and its Affiliates in connection with the use, Development, modification, enhancement, improvement of the Meros Technology that were caused by gross negligence or willful misconduct on the part of Meros or any of its Affiliates, in each case, as filially adjudicated in a court of competent law, in any such case under this Section 14.2.; (ii) any breach or alleged breach of a representation or warranty of Meros hereunder; (iii) any breach or alleged breach of this Agreement by Meros or, with respect to any Affiliate of Meros, any act or omission that would constitute a breach of this Agreement were such act or omission Meros’s own.

14.3

Indemnification Procedures. in the event that a Meros Indemnitee or Cardiol Indemnitee (the “Indemnitees”) is seeking indemnification under Section 14.1 or 14.2 above from a Party (the “Indemnitor”), the Indemnitees shall notify the Indemnitor of such claim with respect to such Indemnitee as soon as reasonably practicable after the Indemnitee receives notice of the claim. The Indemnitor (on behalf of itself and such Indemnitee) shall, at its sole cost and expense, have full control of and authority over the defense of the claim (including the right to settle the claim) and the other Party and the Indemnitee shall, at their own expense, cooperate as requested by the Indemnitor in the defense of the claim.

14.4

Indemnification Limitations. In no event shall the Parties be required to pay any amount under Section 14.1 or Section 14.2 above or until the aggregate amount of all losses incurred exceeds $25,000.00, and only up to a maximum amount of $100,000.00 in aggregate.

15.	INSURANCE
15.1

Cardiol agrees that no later than the commencement of a clinical trial it will insure itself against product liability with such coverage limits as are reasonable for a development stage biotechnology company. The coverage under such policy of insurance will be broad enough to cover Meros to the same extent it covers Cardiol.

16.	TERM AND TERMINATION
16.1

Term; Expiration. The Term shall be the longer of 20 years or for the life of the Meros Patent Rights and any new or related patent rights sub-licensed under this Agreement which support the Project Products, subject to termination of this Agreement in accordance with this Article 16. Without limiting the foregoing, Cardiol’s royalty payment obligations under this Agreement will expire on a product-by-product and country-by-country basis upon the expiration of the last to expire of a Valid Claim of the Meros Patent Rights that, but for the rights licensed under this Agreement, would be infringed by the manufacture, Development, use or sale of such product in such country.

16.2

Termination for Breach of Payment. This Agreement and the rights granted herein may be terminated by Meros upon any payment breach by Cardiol except for reasons beyond their reasonable control, effective ninety (90) days after giving written notice to Cardiol of such termination. If such default or breach is cured within the foregoing ninety (90) day period, the notice shall be deemed automatically withdrawn and of no effect.

16.3

Further Termination by Cardiol. Cardiol may terminate this Agreement if Cardiol determines in its sole discretion that the Project Products and Meros Technology are not worthy of Development based on research outcomes or commercial viability.

16.4

Further Termination by Meros. Cardiol shall use reasonable commercial efforts to continue the development of the Meros Technology. Meros may terminate this Agreement if Cardiol ceases all activities relating to the Development and/or commercialization of one or all of Project Products and ceases any and all attempts to raise capital to support the Development and/or commercialization of Project Products.

16.5	Effects of Termination.
16.5.1

Termination by Meros. Upon any termination of this Agreement by Meros hereunder, as of the effective date of such termination, all licenses and sub-licenses granted by Meros to Cardiol under Section 3.1 shall terminate immediately and automatically and Cardiol shall re-sell, transfer and assign the rights to Project Products acquired under Section 3.1 to Meros for one dollar ($1.00). Cardiol shall immediately assign and transfer to Meros, all of Cardiol’s right, title and interest in and to all Regulatory Approvals and other submissions to Regulatory Authorities with respect to the Project Products in the Territory.

Termination by Cardiol. Upon any termination of this Agreement by Cardiol hereunder, all licenses granted by Meros to Cardiol, and all sub-licenses granted by Cardiol and its Affiliates hereunder shall terminate immediately and automatically and Cardiol shall transfer the rights to the Meros Technology and Project Products acquired under Section 3.1 to Meros for one dollar ($1.00). Cardiol shall immediately assign and transfer to Meros, all of Cardiol’s right, title and interest in and to all Regulatory Approvals and other submissions to Regulatory Authorities with respect to the Project Products in the Territory. Notwithstanding the foregoing, Cardiol and its Affiliates shall have the right, for six (6) months or such longer time period on which the Parties may mutually agree in writing, to sell or otherwise dispose of all inventories of Product Projects on hand as of the effective date of such termination in accordance with the terms of this Agreement, with royalties to be paid to Meros on all Net Sales of such Project Products as provided for in this Agreement.

16.5.2

Termination by Either Party. Upon any termination of this Agreement, each Party shall immediately transfer to the other, or destroy and certify such destruction, all the Confidential Information disclosed, transferred to it, or generated by or on behalf of the Disclosing Party in the context of this Agreement, including all copies and extracts of documents and all manifestations in whatever form, and all other data, if any, regarding clinical data, materials and information (including, without limitation, all sales and marketing materials) in the possession of the Receiving Party or one of its Affiliates relating to the Project Products or the Meros Technology, provided however, that a Party may retain one copy of all Confidential Information in inactive archives solely for the purpose of establishing the contents thereof.

16.6	Remedies. Except as otherwise expressly set forth in this Agreement, the termination provisions of this Article 16 are in addition to any other relief and remedies available to either Party at law.
16.7

Surviving Provisions. Notwithstanding any provision herein to the contrary, (i) the provisions of Article 1 - Definition, (ii) the rights and obligations of the Parties set forth in Articles 2 —Property Rights In and To the Technology, 4 — Royalties, 8 — Records Retention and Review, 11 -

Treatment of Confidential Information, 13 — Representations and Warranties, 14 — Indemnification, 16 — Term and Termination, 17 — Disputes, 18 — Miscellaneous and this Section, and (iii) any rights or obligations otherwise accrued hereunder (including any accrued payment obligations), shall survive the expiration or termination of this Agreement for any reason.  In addition, the rights and obligations of the parties under Section 12.6 shall survive the termination of this Agreement.

17.	DISPUTES
17.1

Dispute Resolution Procedures. Any dispute, controversy or claim between the parties relating to the construction and/or interpretation of this Agreement (a “Dispute”) shall be resolved in accordance with the provisions, of this Article 17. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall limit a Party’s ability to seek and obtain equitable relief from a court of competent jurisdiction.

17.2

First Level. All Disputes shall be referred to a senior representative of each Party for review, consideration and resolution. If such individuals are unable to resolve the Dispute within thirty (30) days after referral of the matter to them, the Parties shall submit the Dispute for resolution pursuant to Section 17.3.

17.3	Arbitration.
17.3.1

If any Dispute is not resolved pursuant to Section 17.2, any Party may, within thirty (30) days after the initiation of the procedures set forth in Section 17.2, refer such Dispute to arbitration by serving written notice of its intention to arbitrate the Dispute to the other Party.

17.3.2	Arbitration of any Dispute shall be conducted pursuant to the Rules and regulations under the Arbitration Act of Alberta with one Arbitrator appointed.
17.3.3	All arbitrations shall take place in Edmonton, Alberta in the English language.
17.3.4

Any decision of the Arbitrator shall be final and binding on the Parties. The costs and expenses of the arbitration shall be paid as the Arbitrator determines. The Party to whom any amount is owed as a result of an award of the arbitrator shall be entitled to payment within thirty (30) days of the date of award.

17.3.5

Each of the Parties agrees to cooperate promptly and fully with the other Party with respect to all aspects of arbitration, including the appointment of the arbitrator and compliance with any requests or orders of the Arbitrator.

17.3.6	During the arbitration proceeding, the Parties shall continue the performance of their respective obligations hereunder in the ordinary course.
18.	MISCELLANEOUS
18.1	Notification. All notices, requests and other communications hereunder shall be in writing, shall be addressed to the receiving party’s address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) made by facsimile transmission (to be followed with written fax confirmation), (iii) sent by private courier service providing evidence of receipt, (iv) sent by registered or certified mail, return receipt requested, postage prepaid, or (v) sent by email. The addresses and other contact information for the parties are as follows:

If to Meros:	Meros Polymers Inc.
c/o 2 - 142F Katz Group Centre
University of Alberta
Edmonton, Alberta T6G 2N8
Attention: Dr. Afsaneh Lavasanifar
Fax: *******
Email: *******

With a copy to:	Parlee McLaws LLP
Barristers and Solicitors
1700 Enbridge Centre, 10175 — 101 Street NW.
Edmonton, Alberta T5J OH3
Attention: Bruce D. Hirsche
Fax: *******
Email: *******

If to Cardiol:	Cardiol Therapeutics Inc.
2275 Upper Middle Road East
Suite 101
Oakville, Ontario, L6H 0C3
Attention: David Elsley
Email: *******

All notices, requests and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if made by email or facsimile transmission, at the time that receipt thereof has been acknowledged by electronic confirmation or otherwise, (iii) if sent by private courier, on the third (3”) business day following the day such notice is delivered to the courier service, or (iv) if sent by registered or certified mail, on the fifth (5th) business day following the day such mailing is made.

18.2

Language. This Agreement has been prepared in the English language and the English language shall control its interpretation. The Parties hereto confirm that they have agreed that this Agreement and all documents relating hereto be drafted in the English language only.

18.3

Governing Law. This Agreement will be construed, interpreted and applied in accordance with the federal laws of Canada or the laws of the Province of Alberta, as applicable, without regard to its conflict of law principles or rules. Subject to Article 17, any Dispute arising out of or related to this Agreement or the transactions contemplated hereby shall be heard exclusively in a Court of competent jurisdiction located in Edmonton, Alberta.

18.4

Limitations. Except as expressly set forth elsewhere in this Agreement, neither Party grants to the other Party any right or license to any of its intellectual property. All rights not expressly granted are reserved to their owners.

18.5

Entire Agreement. This Agreement constitutes the entire agreement between the Parties and their Affiliates with respect to the subject matter hereof and supersedes all prior representations, understandings and agreements between the Parties and/or their Affiliates with respect to the subject matter hereof including, without limitation, the Interim Agreement. No modification to this Agreement shall be effective unless in writing with specific reference to this Agreement and signed by the Parties.

18.6

Waiver. The terms or conditions of this Agreement may be waived only by a written instrument executed by the Party waiving compliance. The failure of either Party at any time or times to require performance of any provision hereof shall in no manner affect its rights at a later time to enforce the same. No waiver by either Party of any condition or term shall be deemed as a continuing waiver of such condition or term or of another condition or term.

18.7	Headings. Section and subsection headings are inserted for convenience of reference only and do not form part of this Agreement.
18.8

Assignment. Except as otherwise provided herein, neither this Agreement nor any right or obligation hereunder may be assigned, delegated or otherwise transferred, in whole or part, by either Party without the prior, express written consent of the other Party (not to be unreasonably withheld or delayed). Each of Meros and Cardiol may, with the written consent of the other Party, assign, delegate or transfer this Agreement or any right or obligation hereunder, in whole or in part to any of its Affiliates or to an acquirer of all or substantially all of its business and assets. Any permitted assignee shall assume all obligations of its assignor under this Agreement. Any purported assignment in violation of this Section 18.8 shall be void. The terms and conditions of this Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the parties.

18.9

Force Majeure. Neither Party shall be liable for failure of or delay in performing obligations set forth in this Agreement, including, without limitation, Section 18.13, and neither shall be deemed in breach of its obligations hereunder, if such failure or delay is due to natural disasters or any causes beyond the reasonable control of such Party. In event of such force majeure, the Party affected thereby shall use reasonable efforts to cure or overcome the same and resume performance of its obligations hereunder.

18.10

Construction. The Parties hereto acknowledge and agree that: (i) each Party and its respective counsel have reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision in connection with the agreement by the Parties of the execution version hereof; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to each Party hereto and not in favor of or against either Party, regardless of which Party was generally responsible for the preparation of this Agreement.

18.11

Severability. If any provision(s) of this Agreement are or become invalid, are ruled illegal by any court of competent jurisdiction or are deemed unenforceable under the current applicable Law from time to time in effect during the Term hereof, it is the intention of the Parties that the remainder of this Agreement shall not be affected thereby provided that a Party’s rights under this Agreement are not materially affected. The Parties hereto covenant and agree to renegotiate any such term, covenant or application thereof in good faith in order to provide a reasonably acceptable alternative to the term, covenant or condition of this Agreement or the application thereof that is invalid, illegal or unenforceable, it being the intent of the Parties that the basic purposes of this Agreement are to be effectuated.

18.12	Status. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, or employer-employee relationship between the Parties.
18.13

Further Assurances. Each Party agrees to execute, acknowledge and deliver such further instructions, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

18.14

Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.15	Currency. Unless otherwise specified, all dollar amounts in this Agreement refer to Canadian currency.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized representative in originals this 20th day of January, 2017, effective as of the Effective Date.

CARDIOL THERAPEUTICS INC.		MEROS POLYMERS INC.

Per:	/s/David Elsley	Per:	/s/Afsaneh Lavasanifar
Name:	David Elsley	Name:	Dr. Afsaneh Lavasanifar
Title:	President	Title:	Chief Scientific Officer